T. ROWE PRICE INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

(FOR PUBLIC DISCLOSURE)

(Filed as public information pursuant to Rule 17a-5(d) under the Securities Act of 1934)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25130

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T. Rowe Price Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 East Pratt Street
(No. and Street)

Baltimore	MD	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara A. Mowery — 410-345-6842 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

1 East Pratt Street	Baltimore	MD	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara A. Mowery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T. Rowe Price Investment Services, Inc. as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Virginia Connolly
NOTARY PUBLIC
Anne Arundel County
State of Maryland
My Commission Expires
May 23, 2020



Barbara A. Mowery

Vice President
Title



Virginia Connolly
Notary Public, Anne Arundel County, State of Maryland
My Commission Expires May 23, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm

The Board of Directors
T. Rowe Price Investment Services, Inc.:

We have audited the accompanying statement of financial condition of T. Rowe Price Investment Services, Inc. (the Company) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of T. Rowe Price Investment Services, Inc. as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2017

KPMG LLP

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

T. ROWE PRICE INVESTMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016
(in thousands, except share data)

ASSETS

Cash and cash equivalents	$	50,163
Other receivables		227
Other assets		3,506
Prepaid expenses		5,465
Leasehold improvements, furniture, and equipment, net of accumulated depreciation of $3,229		557
Distribution fees receivable from Price Funds		12,152
Total assets	$	72,070

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Payable to parent company	$	17,363
Accounts payable and accrued expenses		2,726
Distribution fees payable		12,152
Supplemental savings plan liability		1,674
Total liabilities		33,915

Stockholder's equity

Common stock, $5.00 par value - 20,000 shares authorized; 300 shares issued and outstanding		2
Additional capital in excess of par value		21,951
Retained earnings		16,202
Total stockholder's equity		38,155
Total liabilities and stockholder's equity	$	72,070

The accompanying summary of significant accounting policies and notes to financial statements are an integral part of these financial statements.

T. ROWE PRICE INVESTMENT SERVICES, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price Investment Services, Inc. (Investment Services), a wholly-owned subsidiary of T. Rowe Price Associates, Inc. (Price Associates), provides introducing brokerage services on a fully-disclosed basis through Pershing LLC, an affiliate of the Bank of New York Mellon. We also are the underwriter and distributor of the T. Rowe Price U.S. mutual funds (Price funds) and the distributor of the Alaska and the Maryland college savings plans for which Price Associates acts as investment adviser. Price Associates is the sponsor of the Price funds and is a wholly-owned subsidiary of T. Rowe Price Group, Inc. (Price Group), a publicly-traded company.

Basis of preparation
These financial statements have been prepared by our management in accordance with accounting principles generally accepted in the U.S., which require the use of estimates. Actual results may vary from our estimates.

New accounting guidance
We early adopted Accounting Standards Update No. 2016-09-Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting on July 1, 2016, which required adjustments to be reflected as of January 1, 2016. The amendments in this update change the accounting for certain aspects of stock-based compensation awards, including the accounting for income taxes upon settlement of awards, the classification of cash flows associated with awards, and the accounting for award forfeitures. Upon implementation, we elected to account for forfeitures of stock-based compensation awards going forward as they occur. There was no reduction in retained earnings related to the reversal of cumulative forfeiture estimates as the estimated forfeitures for Investment Services were zero.

Cash and cash equivalents
Cash equivalents consist of short-term, highly liquid investments in T. Rowe Price money market mutual funds. The cost of these funds is equivalent to their fair value of $1 per share, which is the quoted closing net asset value, or NAV, per share for these funds. These quoted values are considered Level 1 inputs, that is, quoted prices in active markets for identical securities. Cash equivalent investments in our money market mutual funds aggregate $50,163,000 at December 31, 2016.

Concentration of credit risk
As the introducing broker, we indemnify the clearing broker for losses sustained when customers fail to settle trades or default on margin calls. Our related risk is believed to be minimal in that customer assets held in accounts at Pershing collateralize receivable balances.

Leasehold improvements, furniture, and equipment
Leasehold improvements, furniture, and equipment are stated at cost, net of accumulated depreciation computed using the straight-line method. Provisions for amortization and depreciation are based on estimated weighted average useful lives of 6.8 years for leasehold improvements, 4.9 years for furniture and other equipment and 3.0 years for computer and communications equipment.

NOTE 1 - NET CAPITAL AND RESERVE REQUIREMENTS

We are subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of our aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2016, our statutorily computed net capital of $15,672,377 was in excess of required net capital of $2,274,303. The aggregate indebtedness to net capital ratio was 2.2 to 1 at the end of 2016.

Investment Services and Price Associates have entered into an agreement whereby Price Associates will contribute additional capital to Investment Services, if necessary, to ensure that Investment Services maintains an aggregate indebtedness to net capital ratio of no more than 10 to 1. This agreement is automatically renewed in June each year unless terminated with thirty days notice.

We claim an exemption per the provisions in paragraph (k)(2)(ii) of SEC Rule 15c3-3. As stated in the Exemption Report filed on February 27, 2017, we have met exemption provisions throughout the year except as disclosed in the report. The firm has segregated $200,000 in a special reserve bank account for the benefit of customers and is included in other assets.

NOTE 2 - RELATED PARTY TRANSACTIONS

Investment Services is a member of the T. Rowe Price Group of affiliated companies and has extensive transactions as part of its ordinary course of business with members of the group. We earn revenue from Price Associates to distribute the Price funds and the Alaska and Maryland college savings plans. We also earn administrative revenue from our parent company and affiliates for other administrative services we perform on their behalf for the Price funds. Related party expenses that we recognize include fees charged to us by our affiliates, primarily our parent company, for the use of facilities, technology services, and other administrative services. These costs are allocated among all members of the affiliated group on a consistent basis. Price Associates serves as the paying agent for all U.S. subsidiaries, including Investment Services, of Price Group. We periodically settle our intercompany account due to or from Price Associates by cash transfer.

We also earn distribution and servicing fees from 12b-1 Plans of the Advisor Class, R Class, and VIP class shares of certain Price Funds. These fees are offset entirely by the distribution and servicing costs paid to third-party financial intermediaries that distribute these share classes. We enter into a tri-party agreement with each intermediary and Price Fund and as such, recognize the fees earned from the 12b-1 Plans as distribution fees and other administrative revenue in our income statement. The fees paid to third-party financial intermediaries are recognized as distribution and servicing costs in our income statement. At December 31, 2016, the receivable from the Price funds for the fees earned was $12,152,000.

NOTE 3 - STOCK-BASED COMPENSATION

As part of the employee compensation program for its subsidiaries, Price Group awards stock-based incentives in the form of restricted shares and restricted stock units. In general, vesting of these awards is based on the individual continuing to render service to an affiliated company and generally occurs over an average 5.5-year graded schedule.

We recognize the grant-date fair value of these stock-based awards as compensation expense and additional stockholder's equity in the form of contributed capital over the requisite service period. The fair value of the restricted shares on grant-date is based on the closing market price of T. Rowe Price Group, Inc. common stock. The weighted-average fair value per-share of the 59,378 restricted shares granted to our employees in 2016 was $69.45. Price Group did not grant stock options to our employees in 2016.

Our future stock-based compensation expense before income taxes to be recognized over the remaining requisite service periods of the restricted shares and options outstanding at December 31, 2016, is $5,638,000. Actual expense will vary as additional stock-based awards are made, employees terminate prior to vesting, and employees transfer to or from Investment Services from or to another Price Group affiliate.

NOTE 4 - INCOME TAXES

Our results of operations are included in T. Rowe Price Group Inc.'s consolidated U.S. federal tax return and several state combined tax returns. We, as well as each of the other subsidiaries that are included in these returns, separately determine our relative contribution of either tax expense or benefit to the consolidated or combined income tax expenses and, accordingly, recognize our current and deferred tax expense or benefit. The provision for income taxes differs from the amount computed by applying the federal statutory income tax rates to income before income taxes primarily due to state income taxes for the current year, net of federal income tax benefits and the effects of permanent differences. Our U.S. federal income tax liability as well as our liability for state combined returns is included in our payable to parent company. As stated in Note 2 - Related Party Transactions, we periodically settle our payable to parent company, which includes a portion of this income tax payable. The change in our payable to parent company is also disclosed in the statement of cash flows. We also file stand-alone tax returns in several states that do not have combined reporting.

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. The net deferred tax asset of $2,854,000 at December 31, 2016, is included in other assets and arises primarily from temporary differences associated with stock-based compensation, compensation, property, and equipment. A valuation allowance has not been recorded against Investment Services' gross deferred tax assets as management believes it is more likely than not that the deferred tax assets will be fully realized.

There are no uncertain tax positions as of December 31, 2016.

NOTE 5 - LEASEHOLD IMPROVEMENTS, FURNITURE, AND EQUIPMENT

We occupy certain office facilities under noncancelable operating leases. Future minimum rental payments under these leases aggregate $845,000 in 2017, $719,000 in 2018, $454,000 in 2019, $465,000 in 2020, $477,000 in 2021, and $40,000 in later years.

NOTE 6 - SUPPLEMENTAL SAVINGS PLAN

The Supplemental Savings Plan, effective January 1, 2015, provides certain senior officers of Price Group and its subsidiaries the opportunity to defer receipt of up to 100% of their cash incentive compensation earned for a respective calendar year during which services are provided. The amounts deferred are adjusted in accordance with the hypothetical investments chosen by the officer from a list of mutual funds. The officer can initially defer these amounts for a period of two to fifteen years. For the year-ended December 31, 2016, our senior officers elected to defer $886,000.

NOTE 7 - SUBSEQUENT EVENTS

On February 22, 2017, the board of directors of T. Rowe Price Investment Services, Inc. declared an aggregate dividend of $5,000,000 payable on February 28, 2017 to its stockholder of record on February 24, 2017. We evaluated all subsequent events through February 27, 2017, the date these financial statements were available to be issued.